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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Optiver US LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

FEB 23 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 E. Randolph St., Suite 800
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Deaton	(312) 543-9969	michaeldeaton@optiver.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph St., Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Michael Deaton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Optiver US LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLY A LENCE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 16, 2027

Notary Public

Signature:

Title:
Chief Financial Officer

SEC Mail Processing
FEB 23 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPTIVER US LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Optiver US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Optiver US LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 21, 2024

OPTIVER US LLC

Statement of Financial Condition

December 31, 2023

(In thousands)

Assets		
Cash & cash equivalents	$	123,006
Securities owned, at fair value		41,784,877
Receivables from broker dealers and clearing organizations		1,136,961
Membership in exchanges, at adjusted cost (fair value $2,144)		1,856
Due from affiliates		15,116
Foreign tax receivable		2,350
Other assets		644
Total assets	$	43,064,810
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	42,248,500
Payables to broker dealers and clearing organizations		4,959
Due to affiliates		34,409
Foreign tax payable		8,316
Accounts payable and accrued liabilities		2,179
Total liabilities		42,298,363
Member's Equity		766,447
Total liabilities and member's equity	$	43,064,810

See accompanying notes to financial statement.

(1) Nature of Business

Optiver US LLC (the Company) was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The Company is a wholly owned subsidiary of Optiver Partnership US LP (the Parent) and the ultimate owner of the Parent is Optiver Holding BV. The Company operates as a market maker and a proprietary trading firm in equities, equity options, futures, and options on futures. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers, but rather, effects transactions for its own account with counterparties on organized exchanges by utilizing clearing firms.

(2) Significant Accounting Policies

Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks that are not segregated or restricted for regulatory purposes and investments in money market funds.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include equities, equity options, and options on futures. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820).

Memberships in Exchanges, at adjusted cost

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. For the year ended December 31, 2023, the Company recognized $66 of impairment and the fair value of the exchange memberships was $2,144.

Other Assets

Other assets consists of accounts receivable and prepaid assets.

Credit Impairment

The Company measures credit losses on financial assets using the expected credit loss model ("CECL"). For the year ended December 31, 2023, the Company recognized $66 on membership in exchanges, $251 on receivables from broker dealers and clearing organizations and ($1) on other assets.

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly in an active market.
- Level 3 – Valuations based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries are exchange traded equities, equity options, futures, and options on futures. Exchange traded equities, equity options, futures, and options on futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy or if traded in a market considered less than active, categorized in level 2 of the fair value hierarchy.

(In thousands)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Fair value measurements on a recurring basis			
Assets:	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 2,431,872	$ -	$ -	$ 2,431,872
Options	8,950,922	30,402,083	-	39,353,005
Futures(1)	92,646	197,971	-	290,617
Total	$ 11,475,440	$ 30,600,054	$ -	$ 42,075,494
Liabilities:				
Securities sold, not yet purchsed:				
Equities	$ 1,344,215	$ -	$ -	$ 1,344,215
Options	6,743,999	34,160,286	-	40,904,285
Futures(1)	114,839	54,499	-	169,338
Total	$ 8,203,053	$ 34,214,785	$ -	$ 42,417,838

(1) Included in receivables from broker dealers and clearing organizations on the statement of financial condition.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 3) during the year ended December 31, 2023.

(In thousands)

(4) Receivables from and Payables to Broker Dealers and Clearing Organizations

The Company clears its proprietary transactions through multiple clearing firms on a fully disclosed basis. At December 31, 2023, the total amounts recievable from and payable to broker dealers and clearing organizations were as follows:

	Receivable
Cash	$ 1,016,689
Open trade equity	121,279
Dividends, interest, fees and rebates	(1,008)
Total	$ 1,136,961

	Payable
Dividends, interest, fees and rebates	4,959
Total	$ 4,959

(5) Contingent Liabilities

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. Management believes there are no current outstanding matters that will have a material effect on the Company's financial position.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250 or 2 percent of aggregate debit balances, as defined. At December 31, 2023, the Company had net capital of $626,130, which was $625,880 in excess of its required minimum net capital of $250.

(7) Derivatives

ASC Topic 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity options, futures and options on futures contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All non-futures positions are reported in securities owned, at fair value and securities sold, not yet purchased, at fair value on the accompanying statement of financial condition.

(In thousands)

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from and payables to broker dealers and clearing organizations. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker and proprietary trading firm in 2023, the Company executed, on average, over 100 thousand options and futures trades daily. The fair value of the Company's derivative activities had the following impact on the statement of financial condition:

	Assets Fair Value	Liabilities Fair Value
Futures[1]	$ 290,617	$ 169,338
Options on futures	5,463,266	6,266,410
Equity options	33,889,739	34,637,875
	$ 39,643,622	$ 41,073,623

(1) Included in receivables from broker dealers and clearing organizations on the statement of financial condition

(8) Guarantees

ASC Topic 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or

the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear options, securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee

(In thousands)

obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(9) Related-Party Transactions

The Company has a services agreement with Optiver Holding BV in which Optiver Holding BV provides global/head offices services related to administrative work provided to assist, support and coordinate business relations between and among itself and its subsidiaries. As of December 31, 2023, the Company has a payable to Optiver Holding BV of $2,322 included in due to affiliates in the statement of financial condition related to this arrangement.

The Company has entered into services agreements with affiliates, in which affiliates provide administrative support, personnel services, licenses proprietary, other intellectual property assets, and general trading infrastructure service to assist and support the Company. As of December 31, 2023, the Company has $15,116 due from affiliates and $32,088 due to affiliates on the statement of financial condition, which includes payables to settle expenses paid by or on behalf of affiliates for administrative convenience.

During the year ended December 31, 2023, the Company purchased securities owned and securities sold, from an affiliate through common ownership at exchange settlement prices. No change in member's equity was recognized as a result of this transaction.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through February 21, 2024, the date the financial statement was issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statement as of December 31, 2023.